Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

PRESS RELEASE

Trading Symbol:	NYSE: SVM	May 12, 2010
TSX: SVM

SILVERCORP REPORTS NET INCOME OF $9.8 MILLION AND
CASH FLOW OF $23.8 MILLION IN FOURTH QUARTER; PROVIDES OUTLOOK FOR FY2011

VANCOUVER, British Columbia – May 12, 2010 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) reports today its unaudited financial and operating results for the fourth quarter and fiscal year that ended March 31, 2010, and provides an outlook for its fiscal 2011 year. The following financial results are expressed in US dollars (US$) unless stated otherwise.

FOURTH QUARTER HIGHLIGHTS

During the quarter ended March 31, 2010, highlights included:

  Net earnings of $9.8 million, or $0.06 per share, compared to earnings of $1.2 million, or $0.01 per share, in the same quarter last year;

  Quarterly cash flows from operations of $23.8 million, or $0.14 per share, up 123% from the same quarter last year of $10.6 million;

  Production of 1.08 million ounces of silver in the quarter, resulting in record annual production of 4.62 million ounces and the fourth consecutive year of silver production growth;

  Total production costs of negative $4.61 per ounce of silver and cash costs of negative $5.64 per ounce of silver;

  Proven and Probable reserves established for the first time at the Ying mining district of 63.4 million ounces of silver, 384,837 tonnes of lead and 117,559 tonnes of zinc -- giving the Ying mine over a10- year mine life after four years of production;

  Acquisition of the high-grade Silvertip silver-lead-zinc property in northern British Columbia, Canada;

  Payment of $3.1 million, or CAD$0.02 per share, in quarterly dividends to shareholders; and

  Increase in total cash and short term investments to $95.0 million from $65.0 million a year ago.

FINANCIALS

For the fourth quarter, Silvercorp recorded net earnings of $9.8 million, or $0.06 per share, an increase of 688% over the recorded net earnings of $1.2 million, or $0.01 per share, in the same quarter last year. Net earnings improved primarily due to higher metal production and higher realized selling prices.

For the year ended March 31, 2010, the Company recorded net earnings of $38.5 million, or $0.24 per share, compared to a net loss of $16.0 million, or $0.11 loss per share, in the last year which included a mineral property impairment charge of $45.7 million.

Sales in the fourth quarter rose to $28.2 million, a 62% increase from $17.4 million in the same quarter last year. For the year, Silvercorp reported sales of $107.2 million, an increase of $23.6 million or 28% from last year. This increase was due to higher quantities of metals sold combined with higher metal prices.

Cost of sales for the quarter was $7.8 million, representing a 25% increase as the Company processed more ore compared to the same quarter last year. For the year, cost of sales was $24.0 million, a decrease of 18% compared to $29.3 million a year ago despite the greater quantity of metals sold in the current year.

Gross profit margin during the quarter improved to 68% from 63% in the same quarter last year. For the year, gross profit margin was 74% compared to gross profit margin of 57% last year.

Cash flow from operations for the fourth quarter was $23.8 million, or 0.14 per share, a 123% increase from $10.6 million in the same quarter last year. For the year, cash flow generated from operations was $66.0 million, or $0.40 per share, an increase of $19.0 million or 40% from $47.0 million last year. The cash flows achieved for the year also exceeded the 2010 Production Guidance ($35 - $40 million) by 65%. The Company ended the year with $95.0 million in cash and short investments, up from $65.0 million at the end of the prior year.

OPERATIONS

Silvercorp mined 81,034 tonnes of ore in the fourth quarter, a 34% increase over 60,466 tonnes in the same period last year. Ore production during this quarter was lower than in the past three quarters, however, as the Company’s operations were closed for 25 days for the Chinese New Year.

A total of 131,436 tonnes of ores were milled in the quarter, representing an 82% increase compared to 72,175 tonnes of ore milled in the same quarter last year and a 51% increase compared to 87,032 tonnes of ore milled in the last quarter.

A total of 1.08 million ounces of silver were mined during the quarter, an increase of 4.2% over the same quarter last year of 1.04 million ounces. Total silver production for the year was a record 4.62 million ounces compared with 4.19 million ounces in the previous year.

Consolidated cash cost per ounce of silver for the quarter improved to negative $5.64 compared to negative $2.06 per ounce of silver in the same quarter last year, an increase driven by higher realized prices for byproduct credits. Consolidated cash cost per ounce of silver for the year improved to negative $6.22 compared with negative $2.77 in the prior year period.

In its fiscal year 2010 Production Guidance outlined in May 2009, the Company planned to produce 410,000 tonnes of ore. Actual ore production for the year was 406,754 tonnes, which was approximately 3,246 tonnes or 0.8% below the 2010 Guidance. A mine-by-mine breakdown of actual mining capacity compared to the 2010 Production Guidance is as follows:

  At the Ying mine, total mine production for the year of 312,171 tonnes was achieved, which is 52,171 tonnes or 20% more than 2010 Production Guidance of 260,000 tonnes and an 8% increase compared to 290,334 tonnes of ore mined in the prior year. Most significantly, silver production from the Ying mine reached a record 4.16 million ounces, 14% higher than the Guidance of 3.65 million ounces even though run of mine silver grade was 465 g/t, which is 15g/t or 3% lower than the Guidance of 480 g/t for silver.

  The HPG mine produced 30,430 tonnes of ore which yielded 148,000 ounces of silver, exceeding the planned 30,000 tonnes of ore and 112,000 ounces of silver production outlined in the 2010 Guidance as actual silver grade was higher than projected.

  2010 Production Guidance for the TLP and LM mines was for the production of 120,000 tonnes of ore, which would yield between 0.9 - 1.3 million ounces of silver. Actual production from the mines was 64,153 tonnes or approximately 53% of the Guidance, which yielded 313,000 ounces of silver. Lower ore production was due to mine development and production running behind schedule. The majority of the ore produced were by-product ores derived from development work rather than mining from stopes, which resulted in lower silver grades.

For fiscal year 2010, 90% of the Company’s silver production was from the Ying mine, which achieved an annual production record of 4.16 million ounces. Even with the better than expected performance from the Ying mine, the company’s silver production of 4.62 million ounces for the year is marginally outside the 2010 Guidance of 4.65 - 5.05 million ounces resulting from the production shortfall at the TLP and LM mines.

Operational results for the past four quarters and the full fiscal 2010 year, along with a comparison to the 2010 Production Guidance, for the Ying Mine are summarized as follows:

	Q4 2010	Q3 2010	Q2 2010	Q1 2010	F2010	F2010
	31-Mar-10	31-Dec-09	30-Sep-09	30-Jun-09	Total	Guidance
Ores Mined (tonne)
Direct Smelting Ores (tonne)	2,418	3,357	3,550	3,773	13,098
Ores to be milled (tonne)	54,174	82,711	79,713	82,475	299,073
	56,592	86,068	83,263	86,248	312,171	260,000
Run of Mine Ores (tonne)
Direct Smelting Ores (tonne)	2,418	3,357	3,550	3,773	13,098
Ores Milled (tonne)	70,214	70,776	80,657	77,330	298,977
	72,632	74,133	84,207	81,103	312,075	260,000
Metal Production
Silver (in thousands of ounce)	836	1,086	1,107	1,134	4,163	3,650
Lead (in thousands of pound)	11,097	14,327	14,084	15,017	54,525	49,000
Zinc (in thousands of pound)	2,747	4,038	3,707	3,579	14,071	12,000
Head Grades of Run of Mine Ores
Silver (gram/tonne)	429.3	488.5	452.5	488.1	465.3	480
Lead (%)	7.6	9.0	8.1	9.1	8.5	9.0
Zinc (%)	2.8	3.4	3.0	3.1	3.1	3.0
Recovery Rate of the Run of Mine Ores
Silver (%)	91.8	91.0	92.8	93.3	92.7	92
Lead (%)	96.3	95.8	96.6	96.5	96.6	96
Zinc (%)	67.5	76.0	71.2	76.3	69.0	72
Cash Mining cost ($ per tonne)	45.66	45.75	46.16	42.27	44.93
Total Mining cost ($ per tonne)	57.50	56.90	54.71	52.70	55.32
Cash Milling cost ($ per tonne)	10.23	10.45	9.19	10.84	10.23
Total Milling cost ($ per tonne)	11.63	11.48	10.16	11.74	11.33
Production cost per ounce of silver, adjusted for by-product credits	(6.14)	(7.47)	(5.51)	(4.19)	(5.79)
Cash cost per ounce of silver, adjusted for by-product credits	(7.26)	(8.36)	(6.24)	(5.00)	(6.66)

OUTLOOK FOR FISCAL YEAR 2011

Ying Mining District, Henan Province, China

For fiscal year 2011, Silvercorp expects a 13% increase in silver production to 5.3 million ounces with production from the TLP, HPG and LM mines continuing to grow as mine development progresses. The Company’s production plan is to produce approximately 500,000 tonnes of ore at grades of 360 g/t silver, 8% lead and 1.2% zinc, yielding 5.3 million ounces of silver, 83.7 million pounds of lead and 10.3 million pounds of zinc.

Using the average metal prices during the fourth quarter and the above projected production figures, the Company’s mining operations in fiscal 2011 are expected to generate revenues of $140 million, resulting in cash flows from mine operations of $95 million to $100 million. Capital expenditures for fiscal 2011 are budged at $13 million at the Ying Mining District -- including $7 million for the Ying mine, $4 million for the TLP mine and $2 million for the HPG and LM mines.

GC Project, Guangdong Province, China

At the GC development project in Guangdong Province, China, the Company is engaged in environmental permitting and is continuing the process of compiling a feasibility study, which includes detailed mine and mill designs. Capital expenditure projections at the project for the current fiscal year will depend on the timing of receipt of the environmental permit.

Silvertip Project, British Columbia, Canada

In February 2010, Silvercorp completed the acquisition of a 100% interest in the Silvertip silver-lead-zinc project covering 216 km2 in northern British Columbia. Further mineral claim staking by the Company has increased the land package to approximately 800 km2.

Silvercorp plans to apply the same successful strategy used at the Ying mine in China to the Silvertip project. Within the next 12 months, the Company intends to complete the necessary studies required for the submission of a B.C. Small Mine Permit application for an operation with an annual capacity of up to 75,000 tonnes. The Small Mine Permit will allow Silvercorp to commence early production, focusing on higher grade (>1,000 g/t silver equivalent) ore zones that can be accessed from existing tunnels. Expected cash flows from the small mining operation will then help finance further exploration to expand both the resource and future mine operations.

The Company’s first step will be to obtain the necessary permits to de-water the existing underground workings, which is expected to take approximately six months. Once obtained, an underground exploration program, which will include a bulk sample, exploration drilling and a geotechnical assessment, will be carried out.

In addition, a surface drill program will be carried out this summer where previous dill holes have intercepted extensive mineralized zones that were not included in the 2010 resource estimation as the drill holes were too widely spaced. Furthermore, several geophysical and geochemical anomalies located within 5 kilometres of the existing resource areas along the same shale-limestone contact zone previously identified to host high-grade mineralization will also be drill tested. The total capital expenditure budget for calendar year 2010 at the Silvertip project will be approximately $4-5 million.

Silvercorp continues to pursue future growth opportunities by carrying out aggressive exploration programs within existing exploration and mining permit areas at its projects in addition to continually seeking out acquisitions projects in China and other jurisdictions.

CONFERENCE CALL AND WEBCAST INFORMATION

A conference call and live audio webcast to discuss these results is scheduled as follows:

Date:	Thursday, May 13, 2010
Time:	8:30 am PT (11:30 am ET)
Dial-In Number:	1-612-288-0329
Live audio webcast:	www.silvercorp.ca (click on the link on the home page)
Playback webcast can be accessed at: www.silvercorp.ca

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation and development of four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the GC property in the Guangdong Province to establish a second base for production in China. Additionally, Silvercorp recently acquired the Silvertip project in northern British Columbia, Canada, as an additional platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical factual information, including statements relating to mineral resources and reserves, permitting, the Company’s future plans and objectives, expected production levels, exploration, head grades, recovery rates, cash flows, acquisitions, and capital expenditures constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Some production projections may be based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. There can be no assurance that such forward-looking statements, including those in the outlook section, will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein.

SILVERCORP METALS INC.
Consolidated Balance Sheets - Unaudited
(Expressed in thousands of U.S. dollars)

	March 31, 2010	March 31, 2009
ASSETS

Current Assets
Cash and cash equivalents	$50,618	$41,470
Short term investments	44,041	23,962
Restricted cash	-	732
Accounts receivable, prepaids and deposits	2,474	3,152
Inventories	3,175	1,529
Current portion of future income tax assets	112	143
Amounts due from related parties	138	30
	100,558	71,018

Long term prepaids and deposits	505	1,058
Reclamation deposits	78	-
Long term investments	14,838	12,186
Restricted cash	-	293
Plant and equipment	29,024	29,072
Mineral rights and properties	133,248	89,413
Future income tax assets	1,203	2,162
	$279,454	$205,202

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$7,504	$8,533
Deposits received	6,737	1,290
Bank loan and notes payable	1,465	658
Current portion of asset retirement obligations	292	-
Dividends payable	3,238	2,564
Income tax payable	1,658	3,041
Amounts due to related parties	-	7,353
	20,894	23,439

Future income tax liabilities	19,475	19,678
Asset retirement obligations	2,357	2,029
	42,726	45,146

Non-controlling interests	21,738	7,610

SHAREHOLDERS' EQUITY

Share capital	145,722	135,604
Contributed surplus	4,702	3,764
Reserves	31,893	31,893
Accumulated other comprehensive income (loss)	14,910	(10,167)
Retained earnings (Deficit)	17,763	(8,648)
	214,990	152,446

	$279,454	$205,202

SILVERCORP METALS INC.
Consolidated Statements of Operations - Unaudited
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three months ended March 31,			Twelve months ended March 31,

	2010		2009	2010	2009

Sales	$28,224		$17,392	$107,164	$83,523

Cost of sales	7,839		6,276	23,996	29,322
Amortization and depletion	1,108		106	3,904	6,365
	8,947		6,382	27,900	35,687

Gross profit	19,277		11,010	79,264	47,836

Expenses
Accretion of asset retirement obligations	32		35	125	123
Amortization	156		24	932	817
Foreign exchange loss (gain)	211		(673)	(432)	(2,872)
General exploration and property investigation expenses	702		500	4,909	2,325
Impairment charges and bad debt	-		2,907	698	50,707
Investor relations	126		109	438	550
General and administrative	2,365		2,023	9,491	9,312
Professional fees	344		130	1,783	1,488
	3,936		5,055	17,944	62,450
	15,341		5,955	61,320	(14,614)
Other income and expenses
Equity loss on investment in NUX	(99)		12	(424)	(1,455)
Loss on disposal of mineral rights and property	-		-	-	(819)
Loss on disposal of plant and equipment	(198)		(308)	(1,569)	(328)
Interest expenses	(27)		-	(122)	(7)
Loss on held for trading securities	57		-	35	-
Interest income	233		75	868	1,342
Other income	52	-	3	337	478
	18		(224)	(875)	(789)

Income (loss) before income taxes and non-controlling interests	15,359		5,731	60,445	(15,403)

Income tax expense (recovery)
Current	1,722		2,805	7,796	6,988
Future	413		(325)	764	(7,925)
	2,135		2,480	8,560	(937)

Income (loss) before non-controlling interests	13,224		3,251	51,885	(14,466)

Non-controlling interests	(3,464)		(2,013)	(13,338)	(1,531)

Net income (loss)	$9,760		$1,238	$38,547	$(15,997)

Basic earnings (loss) per share	$0.06		$0.01	$0.24	$(0.11)
Diluted earnings (loss) per share	$0.06		$0.01	$0.24	$(0.11)
Weighted Average Number of Shares Outstanding - Basic	167,205,472		153,869,610	162,287,528	152,350,041
Weighted Average Number of Shares Outstanding - Diluted	167,963,878		154,996,312	163,571,019	152,350,041

SILVERCORP METALS INC.
Consolidated Statements of Cash Flows - Unaudited
(Expressed in thousands of U.S. dollars)

	Three months ended March 31,		Twelve months ended March 31,

	2010	2009	2010	2009
Cash provided by (used in)
Operating activities
Net income (loss) for the year	$9,760	$1,238	$38,547	$(15,997)
Add (deduct) items not affecting cash :
Accretion of asset retirement obligations	32	35	125	122
Amortization and depletion	1,264	130	4,836	7,182
Equity Investment loss (gain)	99	(12)	424	1,455
Future income tax expenses (recovery)	413	(325)	764	(7,925)
Impairment charges and bad debt	-	2,907	698	50,707
Gain on held-for-trading securities	(57)	-	(35)	-
Loss on disposal of mineral property	-	-	-	819
Loss on disposal of plant and equipment	198	309	1,569	328
Non-controlling interests	3,464	2,013	13,338	1,531
Stock-based compensation	592	107	1,914	2,103
Unrealized foreign exchange loss (gain)	(148)	883	(1,118)	4,378
Change in non-cash operating working capital	8,142	3,340	4,921	2,283
Cash provided by operating activities	23,759	10,625	65,983	46,986

Investing activities
Mineral rights and properties
Acquisition and capital expenditures	(10,187)	(713)	(21,218)	(37,115)
Proceeds on disposals	-	-	-	814
Plant and equipment
Acquisition	(3,645)	(1,524)	(5,027)	(12,697)
Proceeds on disposals	7	-	140	2
Equity investments
Marketable securities	(32)	-	(1,355)	-
Luoyang Yongning Gold and Lead Smelting Co. Ltd.	-	(146)	-	(291)
Sales of (purchase of) short term investments	(9,059)	(9,414)	(14,310)	12,982
Prepayments to acquire plant and equipment	153	1,499	(485)	(354)
Reclaimation deposit paid	(75)	-	(75)	-
Cash used in investing activities	(22,838)	(10,298)	(42,330)	(36,659)

Financing activities
Advance to related parties, net of repayments received	(45)	(225)	(101)	(37)
Bank loan and notes payable
Proceeds	-	655	2,927	656
Repayments	(1,465)	-	(2,123)	-
Non-controlling interest
Contribution	-	-	-	215
Distribution	-	(1,974)	(7,191)	(13,173)
Cash dividends distributed	(3,103)	(2,476)	(12,001)	(5,466)
Capital stock
Proceeds from issuance of common share	482	22,634	1,310	22,655
Share cancellation	-	-	-	(9,473)
Cash provided by (used in) financing activities	(4,131)	18,614	(17,179)	(4,623)

Effect of exchange rate changes on cash and cash equivalents	325	(6,279)	2,674	(11,327)

Increased (decrease) in cash and cash equivalents	(2,885)	12,662	9,148	(5,623)

Cash and cash equivalents, beginning of period	53,503	28,808	41,470	47,093

Cash and cash equivalents, end of period	$50,618	$41,470	$50,618	$41,470
Supplemental information:
Interest paid	$25	$-	$119	$30
Income tax paid	$1,952	$554	$9,127	$4,703

Non-cash investing activities:
Common shares issued for mineral rights and properties	$7,832	$-	$7,832	$36,484

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended March 31, 2010
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	2,418	64	3	-	2,485
Stockpiled Ores (tonne)	54,174	7,050	10,815	6,510	78,549
	56,592	7,114	10,818	6,510	81,034

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	2,418	64	3	-	2,485
Stockpiled Ores Milled (tonne)	70,214	8,658	33,953	18,611	131,436
	72,632	8,722	33,957	18,611	133,921

Mining cost per tonne of ore mined ($)	57.50	59.56	63.44	39.90	57.06
Cash mining cost per tonne of ore mined ($)	45.66	52.19	59.24	37.10	47.36
Non cash mining cost per tonne of ore mined ($)	11.84	7.37	4.20	2.80	9.70

Unit shipping costs ($)	3.72	3.71	2.82	2.80	3.52

Milling cost per tonne of ore milled ($)	11.63	12.52	10.49	8.86	11.00
Cash milling cost per tonne of ore milled ($)	10.23	10.81	8.79	6.87	9.43
Non cash milling cost per tonne of ore milled ($)	1.39	1.72	1.70	1.99	1.57

Average Production Cost
Silver ($ per ounce)	3.37	5.54	7.62	7.48	4.20
Gold ($ per ounce)	172.29	295.67	-	481.6	268.26
Lead ($ per pound)	0.20	0.28	0.45	0.49	0.25
Zinc ($ per pound)	0.17	-	-	-	0.21

Total production cost per ounce of Silver ($)	(6.14)	(10.41)	1.78	5.30	(4.61)
Total cash cost per ounce of Silver ($)	(7.26)	(11.02)	0.79	5.09	(5.64)

Total Recovery of the Run of Mine Ores
Silver (%)	91.8	84.0	85.8	84.4	90.2
Lead (%)	96.3	94.8	87.1	89.7	94.5
Zinc ( %)	67.5	68.6	-	-	67.5

Head Grades of Run of Mine Ores
Silver (gram/tonne)	429.3	165.9	95.1	255.9	303.8
Lead (%)	7.6	7.0	3.4	1.6	5.7
Zinc (%)	2.8	1.6	-	-	1.6

Sales Data
Metal Sales
Silver (in thousands of ounce)	836	44	125	74	1,079
Gold (in thousands of ounce)	0.3	0.2	-	0	0.5
Lead (in thousands of pound)	11,097	1,228	2,219	377	14,921
Zinc (in thousands of pound)	2,747	-	-	-	2,747
Metal Sales
Silver ($)	11,024	651	1,616	1,011	14,302
Gold ($)	186	192	57	22	457
Lead ($)	8,645	927	1,704	339	11,615
Zinc ($)	1,850	-	-	-	1,850
	21,705	1,770	3,377	1,372	28,224
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.19	14.80	12.97	13.66	13.25
Gold ($ per ounce)	673.91	790.12	-	880.00	846.30
Lead ($ per pound)	0.78	0.75	0.77	0.90	0.78
Zinc ($ per pound)	0.67	-	-	-	0.67

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Three months ended March 31, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	2,610	14	-	0.3	2,624
Stockpiled Ores (tonne)	55,232	1,491	646	472	57,842
	57,842	1,505	646	472	60,466

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	2,726	14	-	-	2,739
Stockpiled Ores Milled (tonne)	60,167	553	6,876	4,578	72,175
	62,893	567	6,876	4,578	74,914

Mining cost per tonne of ore mined ($)	58.71	36.34	263.91	153.20	61.48
Cash mining cost per tonne of ore mined ($)	45.44	29.39	262.43	147.45	48.16
Non cash mining cost per tonne of ore mined ($)	13.27	6.95	1.48	5.75	13.32

Unit shipping costs ($)	3.55	-	-	-	3.55

Milling cost per tonne of ore milled ($)	11.76	88.17	10.50	13.32	12.30
Cash milling cost per tonne of ore milled ($)	10.57	68.89	9.35	12.22	11.06
Non cash milling cost per tonne of ore milled ($)	1.18	19.28	1.15	1.10	1.24

Average Production Cost
Silver ($ per ounce)	2.48	10.28	5.20	11.91	3.19
Gold ($ per ounce)	-	961.80	-	750.75	364.14
Lead ($ per pound)	0.15	0.50	0.27	0.69	0.19
Zinc ($ per pound)	0.11	0.36	-	-	0.13

Total production cost per ounce of Silver ($)	(3.24)	8.14	3.31	12.84	(1.95)
Total cash cost per ounce of Silver ($)	(3.62)	(4.52)	2.13	22.49	(2.06)

Total Recovery of the Run of Mine Ores
Silver (%)	93.1	76.5	86.4	87.9	92.8
Lead (%)	97.2	92.6	85.8	86.8	96.4
Zinc ( %)	69.4	74.2	-	-	69.4

Head Grades of Run of Mine Ores
Silver (gram/tonne)	486.7	108.8	95.1	307.3	408.5
Lead (%)	9.1	4.6	3.4	1.9	7.5
Zinc (%)	3.1	1.2	-	-	2.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	931	21	26	57	1,035
Gold (in thousands of ounce)	-	0.2	-	0.0	0.3
Lead (in thousands of pound)	12,150	561	233	238	13,182
Zinc (in thousands of pound)	3,082	390	-	-	3,472
Metal Sales
Silver ($)	8,037	232	243	476	8,988
Gold ($)	4	244	-	10	258
Lead ($)	6,341	300	113	115	6,869
Zinc ($)	1,126	151	-	-	1,277
	15,508	927	356	601	17,392
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	8.63	11.05	9.35	8.35	8.68
Gold ($ per ounce)	-	1004.12	-	526.32	992.31
Lead ($ per pound)	0.52	0.53	0.49	0.48	0.52
Zinc ($ per pound)	0.37	0.39	-	-	0.37

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Fiscal Year 2010		Year ended March 31, 2010
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	13,098	280	11	-	13,390
Stockpiled Ores (tonne)	299,073	30,150	38,538	25,603	393,364
	312,171	30,430	38,550	25,603	406,754

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	13,098	281	11	-	13,390
Ores Milled (tonne)	298,977	32,833	36,797	25,897	394,505
	312,075	33,113	36,808	25,897	407,895

Mining cost per tonne of ore mined ($)	55.32	55.81	64.15	54.60	56.14
Cash mining cost per tonne of ore mined ($)	44.93	51.28	60.89	53.15	47.43
Non cash mining cost per tonne of ore mined ($)	10.39	4.53	3.26	1.45	8.71

Unit shipping costs($)	3.57	3.67	2.86	2.53	3.44

Milling cost per tonne of ore milled ($)	11.33	12.21	12.34	9.34	11.37
Cash milling cost per tonne of ore milled ($)	10.23	11.01	10.12	7.62	10.12
Non cash milling cost per tonne of ore milled ($)	1.09	1.21	2.22	1.72	1.25

Average Production Cost
Silver ($ per ounce)	2.71	4.52	7.16	7.40	3.06
Gold ($ per ounce)	134.33	269.05	-	-	183.14
Lead ($ per pound)	0.16	0.25	0.43	0.41	0.18
Zinc ($ per pound)	0.13	0.19	-	-	0.15

Total production cost per ounce of Silver ($)	(5.79)	(12.75)	1.27	5.50	(5.38)
Total cash cost per ounce of Silver ($)	(6.66)	(13.47)	0.34	5.28	(6.22)

Total Recovery of the Run of Mine Ores
Silver (%)	92.7	85.9	87.3	84.9	92.0
Lead (%)	96.6	94.3	85.8	87.5	95.9
Zinc ( %)	69.0	70.1	-	-	69.1

Head Grades of Run of Mine Ores
Silver (gram/tonne)	465.3	160.3	94.9	271.8	394.8
Lead (%)	8.5	6.9	3.5	1.9	7.5
Zinc (%)	3.1	1.3	-	-	2.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	4,163	148	140	173	4,624
Gold (in thousands of ounce)	0.7	0.9	-	0.0	1.6
Lead (in thousands of pound)	54,525	4,464	2,420	965	62,374
Zinc (in thousands of pound)	14,071	669	-	-	14,740
Metal Sales	-
Silver ($)	48,524	1,811	1,776	2,294	54,405
Gold ($)	376	656	58	32	1,122
Lead ($)	37,597	3,057	1,838	713	43,205
Zinc ($)	8,094	338	-	-	8,432
	94,591	5,862	3,672	3,039	107,164
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	11.66	12.24	12.69	13.26	11.77
Gold ($ per ounce)	578.46	728.89	-	711.11	703.45
Lead ($ per pound)	0.69	0.68	0.76	0.74	0.69
Zinc ($ per pound)	0.58	0.51	-	-	0.57

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Fiscal Year 2009		Year ended March 31, 2009
	YING	HPG	TLP	LM	Consolidation

Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ores (tonne)	11,182	504	95	71	11,852
Stockpiled Ores (tonne)	279,152	54,361	59,118	35,316	427,947
	290,334	54,865	59,213	35,387	439,799

Run of Mine Ore (tonne)
Direct Smelting Ores (tonne)	11,298	504	95	71	11,968
Ores Milled (tonne)	275,204	59,887	69,375	34,653	439,119
	286,502	60,391	69,470	34,724	451,087

Mining cost per tonne of ore mined ($)	66.11	73.43	56.27	108.19	69.09
Cash mining cost per tonne of ore mined ($)	51.24	44.33	47.82	67.94	51.26
Non cash mining cost per tonne of ore mined ($)	14.87	29.11	8.45	40.25	17.83

Unit shipping costs	3.60	4.04	2.11	4.76	3.54

Milling cost per tonne of ore milled ($)	11.62	13.80	12.54	15.55	12.37
Cash milling cost per tonne of ore milled ($)	10.63	12.50	11.44	15.55	11.39
Non cash milling cost per tonne of ore milled ($)	0.99	1.30	1.10	-	0.98

Average Production Cost
Silver ($ per ounce)	3.49	7.72	9.48	7.22	4.34
Gold ($ per ounce)	152.39	462.92	361.47	379.68	262.24
Lead ($ per pound)	0.22	0.46	0.57	0.45	0.28
Zinc ($ per pound)	0.14	0.28	-	-	0.18

Total production cost per ounce of Silver ($)	(2.86)	1.13	8.75	6.33	(1.25)
Total cash cost per ounce of Silver ($)	(3.87)	(6.53)	5.15	5.15	(2.77)

Total Recovery of the Run of Mine Ores
Silver (%)	92.0	81.6	84.1	88.1	89.9
Lead (%)	96.5	93.2	78.8	86.8	94.3
Zinc ( %)	69.3	71.4	-	-	76.1

Head Grades of Run of Mine Ores
Silver (gram/tonne)	407.0	154.4	160.4	266.7	311.6
Lead (%)	7.3	5.8	2.3	1.8	5.6
Zinc (%)	2.9	0.9	-	-	1.9

Sales Data
Metal Sales
Silver (ounce)	3,408	209	271	301	4,189
Gold (ounce)	-	2	-	-	2
Lead (pound)	42,914	5,899	2,932	1,321	53,066
Zinc (pound)	12,339	618	-	-	12,957
Metal Sales
Silver ($)	34,416	2,214	2,872	3,082	42,584
Gold ($)	32	1,033	33	56	1,154
Lead ($)	27,934	3,762	1,875	853	34,424
Zinc ($)	5,121	240	-	-	5,361
	67,503	7,249	4,780	3,991	83,523
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	10.10	10.59	10.60	10.24	10.17
Gold ($ per ounce)	441.01	636.67	403.70	538.98	613.77
Lead ($ per pound)	0.65	0.64	0.64	0.65	0.65
Zinc ($ per pound)	0.42	0.39	-	-	0.41